EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	December		December		December		December		December
	31, 2004		31, 2003		29, 2002		30, 2001		31, 2000
(In thousands)
Earnings (loss) from continuing operations before income taxes	$127,830		$47,745		$(2,210)		$(187,039)		$(249,388)
Add:
Interest on indebtedness	34,227		39,324		43,774		47,250		55,191
Amortization of debt expense	1,098		1,741		1,542		1,766		907
Portion of rents representative of the interest factor	7,089		7,807		8,859		10,608		10,026
Deduct:
Undistributed earnings from less- than-50-percent-owned entities	(1,055)		(1,777)		160		(90)		(2,102)

Earnings (as defined)	$169,189		$94,840		$52,125	(a)	$(127,505	)(b)	$(185,366	)(c)

Fixed charges:
Interest on indebtedness	34,227		39,324		43,774		47,250		55,191
Amortization of debt expense	1,098		1,741		1,542		1,766		907
Portion of rents representative of the interest factor	7,089		7,807		8,859		10,608		10,026

Total fixed charges	$42,414		$48,872		$54,175		$59,624		$66,124

Ratio of earnings to fixed charges	4.0	x	1.9	x	1.0	x(a)	—	(b)	—	(c)

(a)	Earnings were insufficient to cover fixed charges for the year ended December 29, 2002 by $2,050.

(b)	Earnings were insufficient to cover fixed charges for the year ended December 30, 2001 by $187,129.

(c)	Earnings were insufficient to cover fixed charges for the year ended December 31, 2000 by $251,490.